N E W S  R E L E A S E
--------------------------------------------------------------------------------

MEDIA CONTACTS:


Chartered Singapore:                          For Chartered:
--------------------                          --------------
Rita Srinivasan                               Laurie Stanley, Wired Island, Ltd.
(65) 360.4368                                 (1) 510.656.0999
ritasrinivasan@charteredsemi.com              laurie@wiredisland.tc


INVESTOR CONTACTS:

Larry James                                   Suresh Kumar
(1) 408.941.1110                              (65) 360.4060
jamesl@charteredsemi.com                      sureshk@charteredsemi.com



ALL CURRENCY FIGURES STATED IN THIS REPORT ARE IN US DOLLARS
THE FINANCIAL STATEMENTS IN THIS REPORT ARE IN CONFORMITY WITH US GAAP


                CHARTERED REPORTS RECORD REVENUES AND PROFITS IN
                          FOURTH QUARTER AND YEAR 2000


       Strong Operational Performance and Third Year of Market Share Gains
           Drive Leading Chip Manufacturer to Over $1 Billion in Sales


4Q 2000

-    REVENUES OF $318.7 MILLION, UP 47.4% FROM 4Q 1999

-    EARNINGS PER ADS OF $0.56, UP $0.38 FROM 4Q 1999

-    EARNINGS PER ORDINARY SHARE OF $0.06, UP $0.04 FROM 4Q 1999


YEAR 2000

-    REVENUES OF $1,134.1 MILLION, UP 63.4% FROM YEAR 1999

-    EARNINGS PER ADS OF $1.79, UP $2.11 FROM YEAR 1999

-    EARNINGS PER ORDINARY SHARE OF $0.18, UP $0.21 FROM YEAR 1999

     SINGAPORE -- January 30, 2001 -- Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), a leading supplier of semiconductor manufacturing services to high growth markets, today announced record revenues and net income for its fourth quarter and year ended December 31, 2000, marking the eighth consecutive quarter of solid growth and improved financial performance.

     Chartered's strong operational performance and third year of market share gains in a healthy market environment reflect the progress of the Company's long-term strategy which is defining a new business model for the silicon foundry industry. The strategy is based on forging tighter, more flexible relationships with key customers, as highlighted by the Company's $700 million joint development agreement with Agere Systems (formerly Lucent Microelectronics) that was announced in August 2000, as well as a technology focus on the needs of high growth segments of the semiconductor market, particularly communications-related applications.

     "I am very pleased with the achievements of the worldwide Chartered team in year 2000. Even more significant than our financial results was the improvement of our strategic position and thus our ability to capitalize on long-term growth opportunities. We end the year with a broader and more cost effective manufacturing capability, a robust technology offering, and the most focused customer base in our history," reported Barry Waite, president & CEO of Chartered, summarizing the results of the quarter and year.


HIGHLIGHTS OF FOURTH QUARTER 2000 PERFORMANCE

- Net revenues grew to $318.7 million in fourth quarter 2000, up 47.4% compared to $216.2 million in fourth quarter 1999. The significant increase in revenues was due primarily to higher shipments, an improved Average Selling Price (ASP) attributable to a better customer and product mix, and to a lesser extent, enhanced pricing. Including Chartered's share of its minority-owned joint-venture company, Silicon Manufacturing Partners (SMP or Fab 5), net revenues were $352.5 million, up 54% from $228.9 million in the same quarter a year ago.

- Gross profit was $102.1 million, or 32.0% of net revenues, up from $71.4 million, or 33.0% of net revenues, in the same quarter a year ago, driven primarily by higher revenues and strong operational improvement across our fabs, which offset the effect of lower capacity utilization and the impact of Chartered Silicon Partners (CSP or Fab 6) start-up. Without the start-up related impact of CSP (Fab 6), gross profit margin would have been approximately 9 percentage points higher.

- Recurring operating expenses as a percentage of net revenues were 15.4% compared to 18.1% in fourth quarter 1999. Research and development (R&D) expenses decreased by $3.4 million in fourth quarter 2000. The fourth quarter 1999 R&D expenditures included a $5.7 million year-to-date charge to CSP (Fab 6) coincident with the finalization of a cost reimbursement arrangement. Sales and marketing expenses increased $7.6 million due primarily to higher promotional expenses and a net change in the doubtful debt provision. General and administrative (G&A) expenses increased
     $5.7 million due primarily to increased staffing and other payroll related expenses.

- Nonrecurring operating expenses were $9.1 million in fourth quarter 2000 compared to $16.4 million in the year-ago quarter. Pre-production start-up costs in Fab 7 were $8.6 million in the fourth quarter 2000 compared to $8.4 million related to CSP (Fab 6) in the same quarter a year ago. Stock-based compensation charges were $0.5 million compared to $8.0 million in fourth quarter 1999.

- Equity in income of our joint-venture fab, SMP (Fab 5), was $4.7 million compared to a loss of $4.6 million in the year-ago quarter due primarily to a higher output level in the current period. Other income was $5.5 million compared to $4.9 million in the year-ago quarter. Net interest income was $11.9 million compared to $0.9 million in the year-ago quarter, primarily due to the receipt of proceeds from the Company's initial public offering in October 1999 and the follow-on offering in May 2000. Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $16.0 million compared to $7.5 million in the year-ago quarter due to a higher loss incurred by this fab. This fab was in pre-production in the year-ago quarter and now is in the early phase of its production ramp.

- Net income of $77.4 million, or 24.3% of net revenues, reflected an improvement of $55.3 million from $22.1 million, or 10.2% of net revenues, in the same quarter a year ago. Fourth quarter 1999 net income of $22.1 million included several non-cash items totaling a credit of $10.2 million.

- Earnings per American Depositary Share (ADS) and earnings per share (EPS) in fourth quarter 2000 were $0.56 and $0.06 respectively on a diluted basis, compared with $0.18 and $0.02 respectively in fourth quarter 1999. Average diluted ADS count and ordinary share count increased by
     17.6 million and 176.2 million respectively, primarily due to the follow-on offering in May 2000 and the initial public offering in October 1999.


HIGHLIGHTS OF YEAR 2000 PERFORMANCE

- Net revenues grew to $1,134.1 million in 2000, up 63.4% compared to $694.3 million in 1999. The significant increase in revenues was due primarily to higher shipments, higher ASP due to improved customer and product mix, and to a lesser extent, enhanced pricing. Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), net revenues were $1,242.5 million, up 75.6% from $707.5 million a year ago.

- Gross profit was $384.5 million, or 33.9% of net revenues, up from $167.2 million, or 24.1% of net revenues a year ago, driven primarily by higher revenues, improved operational performance and better operating leverage across our fabs.

- Recurring operating expenses as a percentage of net revenues were 16.6% compared to 19.9% in 1999. Research and development (R&D) expenses increased by $12.6 million in 2000, primarily due to additional investments in next generation technology and modules in support of our strategy to provide a full suite of process technologies necessary for enabling system-level integration. General and administrative (G&A) expenses increased $34.2 million due primarily to increased staffing and other payroll related expenses.

- Nonrecurring operating expenses were $41.8 million in 2000 compared to $35.0 million in the year-ago period. Pre-production start-up costs in CSP (Fab 6) and Fab 7 were $27.5 million in 2000 compared to $8.4 million in 1999 related to CSP (Fab 6). Stock-based compensation charges were $2.8 million compared to $20.1 million in 1999. Other nonrecurring operating expenses in 2000 included a provision of $11.6 million for the estimated impact on a licensing agreement resulting from faster technology migration in the marketplace and the recent acceleration of Chartered's technology roadmap, and in 1999, a $6.5 million charge associated with the termination of a development program.

- Equity in income of our joint-venture fab, SMP (Fab 5), was $7.6 million compared to a loss of $23.3 million in the year-ago period due primarily to increased output. Other income was $12.9 million compared to $5.7 million in the year-ago period primarily due to higher R&D grants, service fees and rental income. Net interest income was $37.0 million compared to a net expense of $11.1 million in the year-ago period, primarily due to interest received on the proceeds from the Company's initial public offering in October 1999 and the follow-on offering in May 2000. Minority interest in loss of our joint-venture fab, CSP (Fab 6), was $43.5 million compared to $7.5 million in the year-ago period due to a higher loss incurred by this fab. This fab was in pre-production in 1999 and in 2000 was in the early phase of its production ramp.

- Net income of $244.8 million, or 21.6% of net revenues, reflected an improvement of $277.4 million from a negative $32.6 million, or negative 4.7% of net revenues.

- Earnings per ADS and EPS in 2000 were $1.79 and $0.18 respectively on a diluted basis, compared with negative $0.32 and negative $0.03 respectively in 1999. Average diluted ADS count and ordinary share count increased by
     32.9 million and 329.1 million respectively, primarily due to the initial public offering in October 1999 and the follow-on offering in May 2000.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

- Shipments in fourth quarter 2000 were 244.3 thousand wafers (eight-inch equivalent), an increase of 27.8% compared to 191.2 thousand (eight-inch equivalent) wafers in fourth quarter 1999. High growth communications and PC peripheral markets accounted for the majority of this increased demand. Shipments in 2000 were 926.7 thousand wafers (eight-inch equivalent), an increase of

     33.3% compared to 695.3 thousand wafers (eight-inch equivalent) in 1999. High growth communications markets accounted for the majority of this increased demand.

- ASP increased by 18% to $1,304 per wafer in fourth quarter 2000 compared to $1,108 per wafer (adjusted to exclude the terminated print-head business) in fourth quarter 1999. ASP improved primarily as a result of customer and product mix enrichment and to a lesser extent, enhanced pricing. ASP increased by 20% to $1,224 per wafer in 2000 compared to $1,020 per wafer (adjusted to exclude the terminated print-head business) in 1999. ASP improved primarily as a result of customer and product mix enrichment and to a lesser extent, enhanced pricing.

- Capacity utilization was 94% in fourth quarter 2000, compared to 104% during the year-ago quarter and 103% in third quarter 2000. Capacity increased approximately 44% from fourth quarter 1999 to fourth quarter 2000, however demand slowed during the fourth quarter particularly in the communications segment. Capacity utilization for the entire year was 102%, compared to 101% in the year-ago period.


MARKET DYNAMICS

     In 2000, the communications segment continued to be the largest contributor to revenues, in line with the Company's strategic emphasis on delivering a suite of system-level technologies and services tuned for those applications. Revenues in the communications market segment more than doubled and represented over 50% of Chartered's revenue base in 2000.


     REVENUE BREAKDOWN BY MARKET SEGMENT*

                                                         TWELVE MONTHS ENDING
                                  DEC 31, 1999              SEP 30, 2000             DEC 31, 2000
                                -----------------        --------------------     -----------------
MARKET SEGMENT                  % OF NET REVENUES         % OF NET REVENUES       % OF NET REVENUES
--------------                  -----------------        --------------------     -----------------

   Communications                      44                        52                      51
   Computer                            34                        25                      26
   Consumer                            14                        15                      14
   Memory                               7                         7                       7
   Other                                1                         1                       2


------------
* Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)

     By region, the most significant change in 2000 revenues was an increase in Europe, due primarily to the Company's focus on communications customers in that region.


     REVENUE BREAKDOWN BY REGION*

                                                         TWELVE MONTHS ENDING
                                  DEC 31, 1999               SEP 30, 2000           DEC 31, 2000
                                -----------------        --------------------     -----------------
REGION                          % OF NET REVENUES         % OF NET REVENUES       % OF NET REVENUES
------                          -----------------        --------------------     -----------------

   America                             69                        58                      59
   Europe                              13                        25                      25
   Asia - Pacific                      15                        13                      12
   Japan                                3                         4                       4


------------
* Including Chartered's share of its minority-owned joint-venture company, SMP (Fab 5)


HIGHLIGHTS OF YEAR 2000 ACTIVITIES AND ACHIEVEMENTS

- In February, Chartered broke ground on a new 300mm-capable fabrication facility at its main Singapore campus located at Woodlands Industrial Park. The mega-fab, called Fab 7, is planned to have an estimated full capacity of 60,000 wafers per month (eight-inch equivalent).

- In May 2000, the eFAB(TM) Alliance, formed by Agilent Technologies, Chartered Semiconductor Manufacturing, with Agere Systems (formerly Lucent Microelectronics) and Motorola selected RosettaNet to be the beneficiary of their joint work on foundry e-commerce interfaces. Utilizing this, RosettaNet will architect the first open industry standard for secure electronic communications between foundries and their customers, suppliers and marketing partners. We believe this arrangement will reinforce Chartered's leadership in the industry and its partnering strategy to provide flexible manufacturing solutions for its customers.

- During 2000, the Company announced five supply agreements, exemplifying the success and breadth of its partnering strategy:

     - Broadcom of the US for leading-edge logic and mixed signal for communications

     - Conexant of the US, a memorandum of understanding for leading-edge logic and mixed signal for communications

     - Dialog of Germany for mixed signal and system-on-chip for communications

     - Oki of Japan for RFCMOS development and production for Bluetooth applications

     - Ricoh of Japan for logic for computer peripherals and optical mass storage

- In August 2000, Chartered announced a landmark five-year, $700 million joint-development agreement with Agere Systems (formerly Lucent Microelectronics). The non-exclusive agreement brings together a global team of 600 people to develop logic, mixed signal and embedded SRAM process technologies at the 0.13-micron, 0.10-micron and 0.08-micron technology nodes. A key aspect of this agreement is the establishment of a jointly staffed Bell Labs R&D center on Chartered's campus in Singapore. Chartered believes its "communications-smart" approach to silicon manufacturing will produce robust, reliable solutions that are especially well suited for communications products as well as for consumer and computer peripheral electronics. Activities are well underway in the initial stages of this program.


REVIEW AND OUTLOOK

     "One of the best measures of our success in the marketplace is our ability to grow revenues at a rate faster than the high growth foundry services market. Through the dedicated efforts of Chartered employees and the strength of our various partnerships and relationships around the world, the Company grew revenues by over 60% in both 1999 and 2000. Chartered has now gained market share for three consecutive years and we believe that our market positioning and financial strength are the best in our history. We stand better prepared than ever to meet the market challenges in 2001, and more importantly, the long-term growth opportunities that lie ahead," concluded Barry Waite.

     Since the Company's last guidance update, the near-term market outlook for the semiconductor industry and for the foundry services market has worsened. The combination of a sharp inventory correction in end markets and weakening economic conditions, particularly in the US, make it difficult to predict trends over the next several quarters. Accordingly, Chartered is setting operating plans for 2001 based on a considerably more cautious outlook.

     On a year-over-year basis, we expect revenues each quarter in year 2001 to be up from year-ago period. The general profile across the year is expected to be one of depressed revenues in the first half of the year, as customers adjust inventory levels, followed by resumed growth in third and fourth quarter. Revenue growth for the year is expected to be approximately 12-18%. Average utilization for the year is expected to be in the mid-80s, compared to 102% in 2000. Including the downward revision of our capital plans, the capacity level in 2001 is expected to be approximately 25% higher than 2000.

     The first quarter outlook is as follows:

     -    Revenues down sequentially approximately 15-20%

     -    Average selling price approximately flat with prior quarter

     - Utilization levels, which include Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), in the low-to-mid 70s

     -    Gross profit margin down 10-12 percentage points from prior quarter

     -    SMP's (Fab 5) profit contribution down $20-$25M from prior quarter

     -    Earnings per ADS approximately 4 to 6 cents

     - The current outlook anticipates that the first quarter will be the low point for the year in both revenues and profits

     The full year is dependent on economic trends and the general health of the semiconductor industry, both of which are quite difficult to forecast at this stage. The Company's best assessment of the year is as follows:

     -    Revenue growth approximately 12-18%

     -    Average selling price approximately flat with year-ago period

     - Utilization levels, which include Chartered's share of its minority-owned joint-venture company, SMP (Fab 5), in the mid 80s. Utilization levels are expected to climb each quarter from the first quarter low point, reaching the mid 90s by the fourth quarter

     - Gross profit margin down 5-10 percentage points from the year-ago period

     - SMP's (Fab 5) profit contribution down $15-$20 million from the year-ago period

     -    Earnings per ADS approximately $1.00 to $1.20

     In line with the lower near-term growth outlook, the Company has re-profiled its capacity plans downward and is working with vendors accordingly. The lower growth outlook has provided the Company with an opportunity to re-plan its newest fab project, Fab 7. Based on the revised demand outlook, the Company now expects to bring this facility on-line as a totally 300mm fab. Our current expectation is that pilot production will begin in mid-2002.

     In order to maintain our competitive position and in light of the strong long-term growth for the foundry services industry, 2001 investment levels still remain higher than 2000. Below is a summary:

     - Capital expenditures and net equity investments in joint ventures approximately $1,200 million, down 20% from previous plan, and up from $911 million in the year-ago period

     - Depreciation and amortization approximately $480 million, down 12% from previous plan, and up from $346 million in the year-ago period

     - Wafer capacity approximately 1,250 thousand wafers (eight-inch equivalent), down 11% from previous plan, and up from 985 thousand wafers (eight-inch equivalent) in the year-ago period

     - R&D investment approximately $88 million compared to $71.5 million in the year-ago period

DISCLOSURE POLICY AND MID-QUARTER GUIDANCE

     As discussed in the Company's December 21, 2000 news release, Chartered has adopted a new disclosure practice in light of the US Securities and Exchange Commission Regulation FD (Fair Disclosure). Under its new practice, the Company anticipates issuing a mid-quarter guidance update, via news release, once each quarter on an on-going basis. The mid-quarter release for the first quarter is currently scheduled to take place on Thursday, March 8, Singapore time.

     Each quarter, the Company observes a "quiet period" commencing the first day of the quarter and running through the date of its earnings release. During this time, Chartered representatives will not comment regarding market outlook, financial results or expectations.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)


                                                                 US GAAP

                                              THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                  DECEMBER 31,              DECEMBER 31,
                                               1999         2000         1999          2000
                                             --------     --------     --------     ----------
Net revenue                                  $216,233     $318,683     $694,258     $1,134,104
Cost of revenue                               144,849      216,608      527,023        749,582
                                             --------     --------     --------     ----------
Gross profit                                   71,384      102,075      167,235        384,522
                                             --------     --------     --------     ----------
Operating expenses:
  Research and development                     22,433       18,993       58,894         71,495
  Fab start-up costs                            8,442        8,649        8,442         27,481
  Sales and marketing                           4,622       12,223       34,359         38,400
  General and administrative                   12,143       17,876       44,619         78,788
  Stock-based compensation                      7,956          467       20,094          2,778
  Costs incurred on termination of
   development program                             --           --        6,500             --
  Other nonrecurring operating expenses            --           --           --         11,570
                                             --------     --------     --------     ----------
        Total operating expenses               55,596       58,208      172,908        230,512
                                             --------     --------     --------     ----------
Operating income (loss)                        15,788       43,867       (5,673)       154,010
Equity in loss of CSP                              --           --       (9,528)            --
Equity in income (loss) of SMP                 (4,584)       4,656      (23,282)         7,588
Other income                                    4,941        5,505        5,739         12,926
Interest income                                 5,052       16,601        6,733         54,546
Interest expense                               (4,197)      (4,693)     (17,822)       (17,561)
Exchange gain (loss)                             (319)       1,372        5,862          8,414
                                             --------     --------     --------     ----------
Income (loss) before income taxes              16,681       67,308      (37,971)       219,923
Income taxes                                   (2,092)      (5,971)      (2,131)       (18,704)
                                             --------     --------     --------     ----------
Income (loss) before minority interest         14,589       61,337      (40,102)       201,219
Minority interest in loss of CSP(1)             7,483       16,015        7,483         43,547
                                             --------     --------     --------     ----------
Net income (loss)                            $ 22,072     $ 77,352     $(32,619)    $  244,766
                                             ========     ========     ========     ==========

Net income (loss) per share and ADS

Basic net income (loss) per share            $   0.02     $   0.06     $  (0.03)    $     0.18
Diluted net income (loss) per share              0.02         0.06        (0.03)          0.18

Basic net income (loss) per ADS              $   0.19     $   0.56     $  (0.32)    $     1.82
Diluted net income (loss) per ADS                0.18         0.56        (0.32)          1.79

Number of shares (in millions) used
 in computing:
-- basic net income (loss) per share          1,181.9      1,378.5      1,035.2        1,342.5
-- effect of dilutive options                    35.0         14.6           --           21.8
                                             --------     --------     --------     ----------
-- diluted net income (loss) per share        1,216.9      1,393.1      1,035.2        1,364.3
                                             --------     --------     --------     ----------
Number of ADS (in millions) used
 in computing:
-- basic net income (loss) per ADS              118.2        137.8        103.5          134.3
-- effect of dilutive options                     3.5          1.5           --            2.1
                                             --------     --------     --------     ----------
-- diluted net income (loss) per ADS            121.7        139.3        103.5          136.4
                                             --------     --------     --------     ----------


------------
Note (1) The equity accounting method was applied for the investment in CSP in the period prior to October 1, 1999. From October 1, 1999 forward, CSP was treated as a consolidated subsidiary

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                  US GAAP

                                                                   AS OF
                                                       -----------------------------
                                                       DECEMBER 31,     DECEMBER 31,
                                                           1999             2000
                                                       ------------     ------------
Assets
  Cash and cash equivalents                             $  544,996       $  924,116
  Accounts receivable                                      145,803          185,042
  Inventories                                               33,619           34,003
  Other current assets                                       9,946           21,388
                                                        ----------       ----------
        Total current assets                               734,364        1,164,549
  Property, plant and equipment, net                     1,282,106        1,917,896
  Investment in SMP                                         47,036           90,408
  Other non-current assets                                  73,979           44,269
                                                        ----------       ----------
        Total assets                                    $2,137,485       $3,217,122
                                                        ==========       ==========
Liabilities and Shareholders' Equity
  Accounts payable                                      $  152,401       $  191,205
  Current installments of obligations under
   capital leases                                            5,767            7,822
  Current installments of long-term debt                   119,991          156,343
  Accrued operating expenses                               131,724          205,340
  Other current liabilities                                 29,919           55,118
                                                        ----------       ----------
        Total current liabilities                          439,802          615,828
  Obligations under capital leases, excluding current
   installments                                              7,822               --
  Long-term debt, excluding current installments           423,668          426,120
  Other liabilities                                         67,279           67,870
                                                        ----------       ----------
        Total liabilities                                  938,571        1,109,818
  Minority interests                                        57,164          138,021
  Shareholders' equity                                   1,141,750        1,969,283
                                                        ----------       ----------
        Total liabilities and shareholders' equity      $2,137,485       $3,217,122
                                                        ==========       ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                  US GAAP

                                                        FOR THE TWELVE MONTHS ENDED
                                                       -----------------------------
                                                       DECEMBER 31,     DECEMBER 31,
                                                           1999             2000
                                                       ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                       $(32,619)       $ 244,766
  Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
    Equity in loss of CSP                                    9,528               --
    Equity in (income) loss of SMP                          23,282           (7,588)
    Depreciation and amortization                          271,406          345,853
    Foreign exchange gain on financing activities           (8,003)          (3,856)
    Minority interest in loss of CSP                        (7,483)         (43,547)
    Loss on disposal of property, plant and equipment        2,656            3,008
    Stock-based compensation                                20,094            2,778
    Other                                                   (2,093)           4,656
  Changes in operating working capital:
    Accounts receivable                                    (53,643)         (36,659)
    Amount due to ST, ST affiliates, CSP and
     SMP, net                                                1,482           (5,576)
    Inventories                                             (4,143)            (384)
    Prepaid expenses                                          (717)             476
    Trade accounts payable                                     109            2,521
    Accrued operating expenses                              40,340           69,631
    Other current liabilities                               10,858           15,222
                                                         ---------        ---------
  Net cash provided by operating activities:               271,054          591,301
                                                         ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Cash acquired on consolidation of CSP                      3,056               --
  Proceeds from sale of property, plant and equipment       19,981           33,163
  Purchase of property, plant and equipment               (340,305)        (963,792)
  Technology license fees paid                              (5,200)         (10,180)
  Investment in CSP                                         (8,976)              --
  Investment in SMP                                        (45,989)         (35,784)
                                                         ---------        ---------
  Net cash used in investing activities:                  (377,433)        (976,593)
                                                         ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdrafts                                           (3,082)              --
  Customer deposits, net                                   (30,076)          15,394
  Loans from ST and ST affiliates
    Borrowings                                              69,500               --
    Repayments                                             (69,500)              --
  Long-term debt
    Borrowings                                              70,500          179,929
    Repayments                                             (65,748)        (120,409)
  Issuance of shares by the Company, net                   552,570          577,730
  Issuance of shares by CSP to minority shareholders        32,360          124,404
  Capital lease payments                                    (4,680)          (5,767)
  Loan origination fees                                         --           (6,485)
                                                         ---------        ---------
  Net cash provided by financing activities:               551,844          764,796
                                                         ---------        ---------
  Net increase in cash and cash equivalents                445,465          379,504
  Effect of exchange rate changes on cash and
   cash equivalents                                            (88)            (384)
  Cash and cash equivalents at the beginning
   of the year                                              99,619          544,996
                                                         ---------        ---------
  Cash and cash equivalents at the end of the year       $ 544,996        $ 924,116
                                                         =========        =========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                                   OTHER DATA
               (In thousands of US Dollars, except wafer shipped)


                                                         Three Months Ended     Twelve Months Ended
                                                            December 31,           December 31,
                                                         1999        2000        1999        2000
                                                        -------     -------     -------     -------

Wafer shipped (8-inch equivalent, in thousands)           191.2       244.3       695.3       926.7
Depreciation & Amortization                              64,829     102,240     271,406     345,853
Capital expenditures and net equity
 Investments in JVs(2)                                  251,121     302,014     507,114     911,454

------------
Note (2) Chartered's capital expenditures and equity investments in Fab 5 net of equity inflow from Fab 6 partners (assumes consolidated reporting of Fab 6 in
1999)

ABOUT CHARTERED

     Chartered Semiconductor Manufacturing is one of the world's top three silicon foundries. The Company's business model is distinguished by its strategy to build trusted long-term relationships, where manufacturing is part of a larger customer-service focus that includes joint development and implementation of new process technologies supporting novel applications within the broad communications market. Chartered operates five semiconductor fabrication facilities at its Singapore headquarters, with a sixth fab under construction.

     A Company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market in the United States (Nasdaq: CHRT) and on the Singapore Exchange Securities Trading Limited in Singapore (SGX-ST: CHARTERED). The Company reported 2000 revenues of over US$1.1 billion. More than 4,300 Chartered employees are based at 11 locations around the world. Information about Chartered Semiconductor Manufacturing can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the future and strategic importance of the eFAB(TM) Alliance; our partnership, technology and supply alliances, including without limitation our joint development agreement with Agere Systems; our long term outlook and near term outlook for the year 2001 and beyond; our plans for Fab 7 and expected pilot production date; our capital expenditures, financings, production capacity plans; the outlook for longer-term growth in the foundry services market and the appropriateness of our business model and strategy, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: the successful implementation of our partnership, technology and supply alliances; unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7; the performance level of our fabrication facilities; changes in market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States; customer demands; availability of materials, equipment, manpower and timely regulatory approvals, availability of financings and terms thereof; continued success in technological advances. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.